UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

AMARANTUS BIOSCIENCE HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
02300U205
(CUSIP Number)

Bruce R. Winson

Anson Funds Management LP

5950 Berkshire Lane, Suite 210

Dallas, TX 75225

(214) 866-0202

With a copy to:

David E. Danovitch, Esq.

Sullivan & Worcester LLP

1633 Broadway – 32nd Floor

New York, NY 10019

(212) 660-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D

CUSIP No.	02300U205

1		NAMES OF REPORTING PERSONS
Anson Funds Management LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
14,176,424*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
14,176,424*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,176,424*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14		TYPE OF REPORTING PERSON (See Instructions)
IA, PN

* Includes 14,176,424 shares of Common Stock issuable upon the conversion of convertible notes that are subject to a 4.99% blocking provision, meaning that they can be exercised only to the extent that such conversion would not cause the holder’s and its affiliates’ beneficial ownership of shares of Common Stock to exceed 4.99%. Excludes 351,009,661 shares of Common Stock issuable upon the conversion of convertible notes, none of which can be converted within 60 days of the date hereof, and are, therefore, not deemed to be beneficially owned by the Reporting Person. See Items 5(a) and 5(b).

SCHEDULE 13D

CUSIP No.	02300U205

1		NAMES OF REPORTING PERSONS
Anson Management GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
14,176,424*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
14,176,424*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,176,424*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14		TYPE OF REPORTING PERSON (See Instructions)
HC, OO

* Includes 14,176,424 shares of Common Stock issuable upon the conversion of convertible notes that are subject to a 4.99% blocking provision, meaning that they can be exercised only to the extent that such conversion would not cause the holder’s and its affiliates’ beneficial ownership of shares of Common Stock to exceed 4.99%. Excludes 351,009,661 shares of Common Stock issuable upon the conversion of convertible notes, none of which can be converted within 60 days of the date hereof, and are, therefore, not deemed to be beneficially owned by the Reporting Person. See Items 5(a) and 5(b).

SCHEDULE 13D

CUSIP No.	02300U205

1		NAMES OF REPORTING PERSONS
Bruce R. Winson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
14,176,424*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
14,176,424*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,176,424*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14		TYPE OF REPORTING PERSON (See Instructions)
HC, IN

* Includes 14,176,424 shares of Common Stock issuable upon the conversion of convertible notes that are subject to a 4.99% blocking provision, meaning that they can be exercised only to the extent that such conversion would not cause the holder’s and its affiliates’ beneficial ownership of shares of Common Stock to exceed 4.99%. Excludes 351,009,661 shares of Common Stock issuable upon the conversion of convertible notes, none of which can be converted within 60 days of the date hereof, and are, therefore, not deemed to be beneficially owned by the Reporting Person. See Items 5(a) and 5(b).

SCHEDULE 13D

CUSIP No.	02300U205

1		NAMES OF REPORTING PERSONS
Anson Advisors Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
14,176,424*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
14,176,424*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,176,424*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14		TYPE OF REPORTING PERSON (See Instructions)
FI, CO

* Includes 14,176,424 shares of Common Stock issuable upon the conversion of convertible notes that are subject to a 4.99% blocking provision, meaning that they can be exercised only to the extent that such conversion would not cause the holder’s and its affiliates’ beneficial ownership of shares of Common Stock to exceed 4.99%. Excludes 351,009,661 shares of Common Stock issuable upon the conversion of convertible notes, none of which can be converted within 60 days of the date hereof, and are, therefore, not deemed to be beneficially owned by the Reporting Person. See Items 5(a) and 5(b).

SCHEDULE 13D

CUSIP No.	02300U205

1		NAMES OF REPORTING PERSONS
Amin Nathoo
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
14,176,424*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
14,176,424*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,176,424*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14		TYPE OF REPORTING PERSON (See Instructions)
HC, IN

* Includes 14,176,424 shares of Common Stock issuable upon the conversion of convertible notes that are subject to a 4.99% blocking provision, meaning that they can be exercised only to the extent that such conversion would not cause the holder’s and its affiliates’ beneficial ownership of shares of Common Stock to exceed 4.99%. Excludes 351,009,661 shares of Common Stock issuable upon the conversion of convertible notes, none of which can be converted within 60 days of the date hereof, and are, therefore, not deemed to be beneficially owned by the Reporting Person. See Items 5(a) and 5(b).

SCHEDULE 13D

CUSIP No.	02300U205

1		NAMES OF REPORTING PERSONS
Moez Kassam
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
14,176,424*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
14,176,424*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,176,424*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%*
14		TYPE OF REPORTING PERSON (See Instructions)
HC, IN

* Includes 14,176,424 shares of Common Stock issuable upon the conversion of convertible notes that are subject to a 4.99% blocking provision, meaning that they can be exercised only to the extent that such conversion would not cause the holder’s and its affiliates’ beneficial ownership of shares of Common Stock to exceed 4.99%. Excludes 351,009,661 shares of Common Stock issuable upon the conversion of convertible notes, none of which can be converted within 60 days of the date hereof, and are, therefore, not deemed to be beneficially owned by the Reporting Person. See Items 5(a) and 5(b).

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”) of Amarantus Biosciences Holdings, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 45 Wall St., Suite 920, New York, NY 10005.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Anson Funds Management LP (the “Investment Entity”), Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam (collectively, the “Reporting Persons”).

(b)	The principal business addresses of the Reporting Persons are as follows:

For the Investment Entity, Anson Management GP LLC and Mr. Winson:

5950 Berkshire Lane, Suite 210

Dallas, Texas 75225

For Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:

155 University Ave, Suite 207

Toronto, ON

M5H 3B7

(c)	Anson Funds Management LP (d/b/a Anson Funds) is a Texas limited partnership, Anson Management GP LLC, is a Texas limited liability company, Mr. Bruce R. Winson, is the principal of Anson Funds Management LP and Anson Management GP LLC, Anson Advisors Inc. is an Ontario, Canada corporation, Mr. Amin Nathoo is a director of Anson Advisors Inc., and Mr. Moez Kassam is also a director of Anson Advisors Inc. Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors to a private investment fund which holds the Common Stock of the Issuer (the “Fund”). Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors to the Fund and may direct the vote and disposition of the shares of the Common Stock held by the Fund. As the general partner of Anson Funds Management LP, Anson Management GP LLC may direct the vote and disposition of the shares of the Common Stock held by the Fund. As the principal of Anson Fund Management LP and Anson Management GP LLC, Mr. Winson may direct the vote and disposition of the of the Common Stock held by the Fund. As directors of Anson Advisors Inc., Mr. Nathoo and Mr. Kassam may each direct the vote and disposition of the Common Stock held by the Fund.

(d)	During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Winson is a citizen of the United States of America. Messrs. Nathoo and Kassam are citizens of Canada.

Item 3.	Source and Amount of Funds or Other Considerations

The Investment Entity expended an aggregate of approximately $3,096,778 of its own investment capital to acquire the securities of the Issuer held by the Investment Entity and disclosed in this Schedule 13D (the “Securities”).

Item 4.	Purpose of Transaction

The Investment Entity acquired most of the Securities during 2016 and 2018, based on what are believed to be a series of misstatements and over-aggressive representations by the Issuer’s Chief Executive Officer Gerald Commissiong. The Reporting Persons believe that the subsequent decision of the Issuer to suspend its reporting obligations provided the Issuer to undertake a dramatic effort to divert corporate opportunities from the Issuer to other companies in which Mr. Commissiong had an interest, thus depriving the Reporting Persons and other creditors and shareholders the ability to receive value and a return on invested capital in the Issuer.

The Reporting Persons’ analysis shows that years of abysmal oversight by the Issuer’s Board of Directors, permitted management missteps, dismal operating performance, and a series of questionable transactions that have resulted in significant loss of economic and strategic value by the Issuer and a consequent deleterious effect on all investors and creditors of the Issuer.

The Reporting Persons are making this filing to, among other things, remind the Board that directors bear fiduciary responsibility to all shareholders and, in the case of an Issuer within the zone of insolvency or that is insolvent, to creditors of the Issuer. The Investment Entity, along with Dominion Capital LLC (“Dominion”) and Lorient Ventures Ltd (“Lorient”), have signed a Letter Agreement (as defined below) and thus may be deemed to be a group (the “Group”) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). The Letter Agreement (as defined below) is described in Item 6 of this Schedule 13D and the attached Exhibit 99.1. Each member of the Group will file a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing its required information. No member of the Group assumes any responsibility for the information contained in the Schedule 13D filed by another member of the Group. Additionally, in the event that the Group shall be deemed to be the beneficial owners of all of the securities of the Issuer reported in the Schedule 13Ds filed by the members of the Group, none of the Reporting Persons shall be deemed to be the beneficial owners of the securities of the Issuer reported in the Schedule 13D of any other member of the Group, and each of the Reporting Persons expressly disclaims beneficial ownership of any securities of the Issuer other than those reported in this Schedule 13D.

The Reporting Persons, along with the other members of the Group, may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to, or would result in, any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. As an initial matter, the Group intends to send management of the Issuer a letter that details defaults on obligations and undertakings to the members of the Group, as well as breaches of fiduciary duty and taking of corporate opportunities to the Issuer in favor of other interests of Mr. Commissiong and others. For instance, on March 26, 2018, the Issuer and the members of the Group entered into certain tender exchange agreements, pursuant to which the Issuer issued to the Investment Entity a Senior Secured Convertible Note, dated March 26, 2018, in the original principal amount of $833,778.00 and an Unsecured Convertible Note, dated March 26, 2018, in the original principal amount of $2,013,000.00 (the “March 2018 Notes”). Despite the Issuer’s obligation to repay the March 2018 Notes by December 26, 2018 (at latest), the Issuer has failed to repay any amounts due under the March 2018 Notes. The Reporting Persons, along with the other members of the Group, are exploring rights and causes of action against, among others, Todos Medical Ltd. (“Todos”), a public company that Mr. Commissiong serves as Chief Executive Officer and director, and which has engaged in transactions of a questionable nature with the Issuer. For instance, SEC filings of Todos have disclosed that:

On February 27, 2019, we entered into a joint venture agreement with Amarantus, pursuant to which we issued Ordinary Share representing 19.99% of our then outstanding Ordinary Shares to Amarantus, in exchange for Amarantus transferring to us 19.99% of Breakthrough, a wholly-owned subsidiary of Amarantus, and for Amarantus assigning the License to Breakthrough. As part of the transaction, we agreed to provide working capital to Breakthrough to support Breakthrough’s operations. As part of the Breakthrough joint venture, we were granted an exclusive option, which was limited to an exercise period of 60 days from its date, to acquire the remaining 80.01% of Breakthrough from Amarantus. At our 2019 annual meeting of shareholders, our shareholders approved a resolution authorizing us to exercise our option to acquire the remaining 80.01% of Breakthrough from Amarantus in exchange for an additional 30% of our then issued and outstanding Ordinary Shares. While the Breakthrough option has not yet been exercised, the option has been extended by both parties and remains in effect. Our Chief Executive Officer, Gerald Commissiong, is also the Chief Executive Officer of Amarantus.

The Reporting Persons, along with the other members of the Group, intend to review their investment in the securities of the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons, along with other members of the Group, may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, (i) having open communications with the Issuer’s management and board of directors in order to monitor their efforts to increase shareholder value and not squander or secrete Issuer resources, assets, or opportunities outside of Amarantus, (ii) pursuing litigation to enjoin corporate transactions that the Reporting Persons and/or other members of the Group believe have or may be designed to create value away from the Issuer’s current stakeholders for the benefit of management and other as-yet unidentified persons, (iii) seeking to elect a slate of directors to the Issuer’s board of directors who will better manage the affairs of the Issuer and not permit a destructive dissipation of its assets and corporate opportunities, and (iv) reviewing the Issuer’s securities filings for compliance with federal securities laws and, where appropriate, making referrals to the SEC. The response under Item 6 below is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) (b)    As of 9:30 a.m., New York City time, on the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 14,176,424 shares of the Issuer’s Common Stock, all of which are held in the name of the Investment Entity. The Securities represent 4.99% of the Issuer’s Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 269,920,256 shares of Common Stock outstanding as of December 31, 2019, as reported in the Issuer’s Disclosure Statement Pursuant to the Pink Basic Disclosure Guidelines, filed by the Issuer with the OTC Market on July 29, 2020. Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock beneficially owned by the Investment Entity.

Additionally, the Investment Entity owns convertible securities of the Issuer and/or securities which may be exercised for additional shares of the Issuer’s Common Stock, which contain provisions limiting the beneficial ownership of the Investment Entity to 4.99% of the Issuer’s Common Stock outstanding. In the event that all of these beneficial ownership limitations were removed, which the Investment Entity could do at anytime by providing at least 61 days’ prior written notice to the Issuer, the beneficial ownership of each of the Reporting Persons could be increased to 365,186,085 shares of Common Stock or approximately 57.50% of the Issuer’s Common Stock outstanding.

As a result of entering into the Letter Agreement (as defined below), the Investment Entity and the other members of the Group may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act. The Securities reported in this Schedule 13D do not include securities of the Issuer owned by Dominion or Lorient, each of which will file a separate Schedule 13D reporting, based solely on the information provided to the Reporting Persons by each of Dominion and Lorient, beneficial ownership of 14,176,424 shares of Common Stock (the “Dominion Shares”) and the beneficial ownership of 14,176,424 shares of Common Stock (the “Lorient Shares”), respectively. The Reporting Persons assume no responsibility for the information contained in the Schedule 13D of either Dominion or Lorient, or any amendment to either of such Schedule 13Ds.

As a result of the Letter Agreement, based solely on the information provided to the Reporting Persons by Dominion and Lorient, with respect to their respective reported beneficial ownership of the Issuer’s Common Stock, the Group may be deemed to beneficially own in the aggregate 14,176,424 shares of Common Stock, which represents approximately 4.99% of the outstanding shares of Common Stock; provided, however, that the Reporting Persons disclaim beneficial ownership with respect to any of the Dominion Shares or the Lorient Shares. Additionally, to the extent that any limitations on beneficial ownership are removed from securities held by all of the members of the Group and, based solely on information provided to the Reporting Persons by Dominion and Lorient, with respect to any beneficial ownership limitations included in securities of the Issuer held by them, the beneficial ownership of the Group could be increased to 1,472,806,799 shares of Common Stock or approximately 84.51% of the Issuer’s Common Stock outstanding; provided, however, that the Reporting Persons disclaim beneficial ownership with respect to any of the shares of Common Stock beneficially owned by Dominion and Lorient.

(c)	None of the Reporting Persons has effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d)	Other than the Investment Entity, and except as set forth in this Schedule 13D, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Securities.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 2, 2020, the Investment Entity entered into an agreement (the “Letter Agreement”) with Dominion and Lorient to coordinate certain efforts with respect to their investments in the Issuer. The Letter Agreement provides that Dominion will take the lead on all activities related to the Group’s pursuit of the collection efforts on behalf of the several institutional investors including: (i) the making, revising or withdrawing of any proposals to the Issuer regarding the conduct of its business, corporate governance matters, corporate transactions or otherwise; (ii) the conduct or settlement of any proxy contest, consent solicitation or similar actions involving the Issuer; (iii) the manner, form, content and timing of any communications with the Issuer as well as any public disclosures, public statements or other public communications, in each case relating to the Issuer, the Letter Agreement or the activities contemplated by the Letter Agreement (except to the extent such disclosure is required by applicable law); (iv) the conduct of any litigation or investigation related to the Issuer or the activities contemplated by the Letter Agreement, involving the Issuer, its Board, members of management, and any third-party recipients of assets or value that has been illegally or improperly directed away from the Issuer; and (v) otherwise seeking to change or influence the management, directors, governing instruments, stockholders, policies or affairs of the Issuer.

Pursuant to the Letter Agreement, the Investment Entity, Dominion and Lorient have each acknowledged and agreed that none of them has any interest in the profits or losses of any other member of the Group, in connection with its acquisition or disposition of any securities of the Company. Additionally, none of the members of the Group have entered into any voting agreements or similar arrangement, among themselves, and no member of the Group has any voting rights or dispositive power over any securities of the Issuer held by any other member of the Group.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 – Letter Agreement, dated as of October 2, 2020, by and among Dominion Capital LLC, Anson Investments Master Fund LP and Lorient Ventures Ltd.

Exhibit 99.2 – Joint Filing Agreement, dated as of October 2, 2020, by and among Anson Funds Management LP, Anson Management GP LLC, Mr. Winson, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2020

ANSON FUNDS MANAGEMENT LP

By:	Anson Management GP LLC, its general partner

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

/s/ Bruce R. Winson
Bruce R. Winson

ANSON ADVISORS INC.

By:	/s/ Amin Nathoo
Amin Nathoo
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).